[Letterhead of Tri-State]



                                January 14, 1998



Shareholders of Tri-State Finance Corporation


Dear Shareholder:

         A Special Meeting of the shareholders of Tri-State Finance Corporation ("the Company") has been called for 10:00 a.m., Colorado time, on February 18, 1998, at the Company's offices at 255 Washington Street, Denver, Colorado. The accompanying proxy statement/prospectus is being furnished to all holders of the Company's Class A Common Stock ("Class A Common Stock") and to all holders of the Company's Class B Common Stock ("Class B Common Stock"). The Class A Common Stock and the Class B Common Stock will be voted separately as a class.

         The purpose of the Special Meeting is to consider and vote upon an Agreement and Plan of Reorganization dated September 23, 1997 among the Company, Tri-State Bank (the "Bank"), Zions Bancorporation ("Zions"), Val Cor Bancorporation, Inc. ("Val Cor"), a wholly-owned subsidiary of Zions, and Valley National Bank of Cortez ("Valley"), Val Cor's 99.7% owned subsidiary, which includes an Agreement to Merge between the Company and Val Cor and an Agreement to Merge between the Bank and Valley (collectively, the "Plan of Reorganization"). If the Plan of Reorganization is approved, and all conditions are met, the Plan of Reorganization will result in the merger of the Company into Val Cor, with Val Cor being the surviving corporation and the merger of the Bank into Valley, with Valley being the surviving entity.

         Upon consummation of the Plan of Reorganization, each holder of Company Common Stock will receive shares of Zions Common Stock in exchange for each share of Company Common Stock. The terms and conditions of the Plan of Reorganization are summarized in the accompanying Proxy Statement/Prospectus. See "Summary--Certain Definitions" in the Proxy Statement/Prospectus.

         At the Effective Date (as defined), the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration (as defined) of 710,000 shares of Zions Common Stock by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization. Zions will not issue fractional shares of its common stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $40.625. Such fractional share interest will not include the right to vote or to receive dividends or any interest thereon.


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Shareholders of Tri-State Finance Corporation
January 14, 1998
Page 2




         On January 9, 1998, the closing price of Zions Common Stock was $39.5625 per share. On that date the Company had 748,631 shares of its Common Stock issued and outstanding. Assuming that the Reorganization had been consummated as of January 9, 1998 and the closing price of Zions Common Stock had been $39.5625 on that date, shareholders of the Company under such circumstances would have received .9484 of a share of Zions Common Stock for each share of Company Common Stock, or an equivalent value of $37.52 per share of Company Common Stock.

         The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and provides information concerning the Company, the Bank, Zions, Val Cor and Valley as well as the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for the shareholders to make a decision about how to vote at the Special Meeting. Please read it carefully.

         The affirmative vote of two-thirds of the issued and outstanding shares of each of the Class A Common Stock and the Class B Common Stock is required for approval of the Plan of Reorganization. Failure to vote will have the same effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

         Any holder of Company Common Stock may attend the Special Meeting and vote in person if he or she desires, even if he or she has already submitted a proxy.

         Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies which approvals have [not yet] been received and to certain other conditions, including the maintenance of the Company's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in first quarter of 1998.

         The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is in the best interests of the Company, its shareholders, employees and the community it serves. The Board of Directors unanimously recommends that the shareholders vote to approve the Plan of Reorganization.

         Instructions describing the procedure to be followed to receive shares of Zions Common Stock are included with the accompanying Proxy
Statement/Prospectus. If the Plan of Reorganization is approved by the shareholders, on or shortly after the effective date of the Plan of Reorganization, Zions will send you instructions describing the procedure to be followed to exchange your Tri-State Finance Corporation stock certificate for the Reorganization consideration.


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Shareholders of Tri-State Finance Corporation
January 14, 1998
Page 3



Please do not send your certificates to the Company prior to receiving these instructions.


                                                     Sincerely,



                                                     Richard C. Tucker
                                                     President